UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 4, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF) 60.643.228/0001-21 Company Registry (NIRE) 35.300.022.807	KLABIN S.A. Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF): nº89.637.490/0001-45 Company Registry (NIRE): 35.300.188.349

NOTICE TO THE MARKET

Fibria Celulose S.A. (Fibria) and Klabin S.A. (Klabin), jointly referred to as Companies (“Companies”), hereby announce to their shareholders and the market that they have approved the signing of an agreement for the supply of hardwood pulp that will be produced at the Klabin plant currently under construction in the city of Ortigueira in the state of Paraná (Puma Project), with production capacity of 1.5 million tons, which includes 1.1 million tons of hardwood pulp. The operational startup of the plant is planned for 2016.

The agreement between the Companies establishes a firm commitment for acquisition by Fibria or its subsidiaries of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale by Fibria or its subsidiaries in countries outside South America. The additional volume produced by the new plant will be sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six (6) years, four (4) of which at a minimum volume of 900,000 tons and two (2) years of a gradual reduction of volume (phase out). The volumes for the fifth and sixth years shall be equivalent to 75% and 50%, respectively, of the volume delivered in the fourth year of the agreement. The sales volume envisaged in the agreement may be reduced at any time, through prior notification, by up to 250,000 tons for a future possible integration in packaging paper (waiver). The agreement may also be renewed by mutual agreement. The selling price shall be equal to the average net price charged by Fibria, FOB (Free on Board) Paranaguá.

The commercial operation resulting from this agreement is an innovation in the global pulp market, which will benefit both companies by combining Fibria’s commercial expertise with Klabin’s renowned industrial competency.

The agreement will be submitted to the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE) for approval.

The companies will hold a joint conference call on May 5, at 10:00 a.m. (in Portuguese) and 11:00 a.m. (in English) for analysts and investors, and at 12:00 p.m. (Brasília time) for the press to clarify the details of the operation.

To access the slideshow and information on the conference call, please visit the investor relations websites of Fibria (www.fibria.com.br/ri) and Klabin (www.klabin.com.br/ri).

São Paulo, May 4, 2015.

Antonio Sergio Alfano	Guilherme Perboyre Cavalcanti
Investor Relations Officer	Investor Relations Officer

Klabin S.A.	Fibria Celulose S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO